VIA EDGAR AND EMAIL

November 1, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

       Dietrich King

Re:	89bio, Inc.
Registration Statement on Form S-1 (File No. 333-234174)

Dear Ms. Bednarowski and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 89bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 5, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Sincerely,

89BIO, INC.

/s/ Rohan Palekar
Rohan Palekar Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP